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                                  SCHEDULE T-O
                                (AMENDMENT NO. 2)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Subject Company (Issuer)

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Filing Person, the Issuer)

                         COMMON STOCK, $0.625 PAR VALUE
                         (Title of Class of Securities)

                                 Jack W. Gibson
                      President and Chief Executive Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320
                                 (757) 436-1000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                                 Cindy A. Sabol
                             Chief Financial Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320

                            CALCULATION OF FILING FEE

         Transaction valuation*                       Amount of filing fee:
               $3,000,000                                   $600.00

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 375,000 shares of Common Stock of Hampton Roads Bankshares, Inc. at the maximum tender offer purchase price of $8.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $600.00                     Form or Registration Number:  Schedule TO
     Filing Party: Hampton Roads Bancshares, Inc.        Date Filed:                   December 14,2001


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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Hampton Roads Bancshares, Inc., a Virginia corporation, to purchase up to 375,000 shares of its common stock at a price of $8.00 per share as described in Hampton Roads Bancshares, Inc.'s Schedule TO filed December 13, 2001 ("Schedule TO"). Hampton Roads Bancshares, Inc.'s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2001, which was previously filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal.

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO is filed for the purpose of amending Item 4 as indicated herein.

ITEM 4.  TERMS OF THE TRANSACTION

         Hampton Roads Bancshares, Inc. hereby revises Section 12 of the Offer to Purchase:

         Subparagraph (iv) of the fourth paragraph ("Material Adverse Change") of Section 12, is amended to read as follows:

         (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable judgment of Hampton Roads Bankshares, Inc. might materially affect, the extension of credit by banks or other lending institutions in the United States;

ITEM 12. EXHIBITS.

         The following exhibit is submitted herewith:

             (a) Response to Securities and Exchange Commission comments.



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                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2002

                                       Hampton Roads Bankshares, Inc.


                                       by: /s/ Jack W. Gibson
                                           -------------------------------------
                                           Jack W. Gibson
                                           President and Chief Executive Officer







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